FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Financial Statements as of December 31, 2009 for Repsol International Capital Limited.

Deloitte & Touche One Capital Place P.O. Box 1787 Grand Cayman KY1-1109 CAYMAN ISLANDS Tel: +1 345 949 7500 Fax:+1 345 949 8238 cayman@deloitte.com www.deloitte.com

Independent Auditors’ report

To the Shareholder and Board of Directors of

Repsol International Capital Limited

We have audited the accompanying financial statements of Repsol International Capital Limited which comprise the statement of financial position as at December 31, 2009, the statements of income, comprehensive income, changes in equity and cash flows for the year then ended (all expressed in thousands of Euros) and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements presents fairly, in all material respects, the financial position of Repsol International Capital Limited as at December 31, 2009, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

February 18, 2010

Member of Deloitte Touche Tohmatsu

REPSOL INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

REPSOL INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2009

	Thousands of Euros		Current Period	Previous Period
		Note	12/31/2009	12/31/2008
	ASSETS
A)	NON-CURRENT ASSETS		3.584.671	3.221.163
	Long term loans to affiliates	4	3.501.059	3.156.969
	Other non-current assets	6	83.612	64.194
B)	CURRENT ASSETS		537	500
	Other debtors		180	—
	Accrued interest receivable from affiliates		341	495
	Cash and cash equivalents	3	16	5
	TOTAL ASSETS (A+B)		3.585.208	3.221.663

The accompanying notes one to eleven are an integral part of the financial statements.

i

REPSOL INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL POSITION

(continued)

DECEMBER 31, 2009

Before appropriation of net result

	Thousands of Euros		Current Period	Previous Period
			12/31/2009	12/31/2008
	LIABILITIES
A)	SHAREHOLDER’S EQUITY / (DEFICIT) (A.1 + A.2)	Note	37.516	(302.300)
A.1)	EQUITY		77.500	(258.816)
	Common stock US$1 par value, 518,900,000 shares authorized, issued and outstanding		347.057	656
	Other reserves		(47.900)	(47.900)
	Accumulated deficits		(211.571)	(162.565)
	Net profit (loss)		(10.086)	(49.006)
A.2)	REVALUATION CHANGES		(39.984)	(43.485)
	Revaluation reserve	6	(39.984)	(43.485)
B)	NON-CURRENT LIABILITIES		3.547.575	3.523.840
	a) Non-cumulative Warranted Non-voting (Preference Shares):	7	3.463.963	3.459.646
	i) Series A - 29,000,000 shares authorized, issued and outstanding at December 31, 2009, 7.45%, US$25 par value.		503.266	520.949
	ii) Series B - 1,000,000 shares authorized, issued and outstanding at December 31, 2009, 4%-7%, €1,000 par value.		991.272	984.772
	iii) Series C - 2,000,000 shares authorized, issued and outstanding at December 31, 2009, 4%-7%, €1,000 par value.		1.969.425	1.953.925
	b) Other non-current liabilities	6	83.612	64 194
C)	CURRENT LIABILITIES		117	123
	Payable		107	113
	a) Preference shares dividend accrued		103	107
	b) Payable to affiliates	5	4	6
	Creditors		10	10
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT (A+B+C)			3.585.208	3.221.663

The accompanying notes one to eleven are an integral part of the financial statements.

REPSOL INTERNATIONAL CAPITAL LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2009

	Thousands of Euros		Current Period	Previous Period
		Note	12/31/2009	12/31/2008
	OPERATIONAL RESULT		(68)	(85)
(+)	Financial income		186.176	193.351
	Interest income from affiliates	4	138.982	181.048
	Other financial income		47.194	12.303
(-)	Financial expenses		(198.936)	(240.380)
	Preference shares dividend	9	(157.185)	(183.927)
	Amortization of issuance cost	7	(22.000)	(22.000)
	Amortization of revaluation reserve	6	(3.501)	(3.546)
	Other financial expenses		(16.250)	(30.907)
(+/-)	Unrealized fair value changes:	6	—	—
	Collar fair value increase		19.418	55.697
	Embedded collar fair value decrease		(19.418)	(55.697)
(+/-)	Exchange gain (loss)	8	2.742	(1.733)
(+/-)	Gain or loss from disposal of financial instruments		—	(159)
=	FINANCIAL RESULT		(10.018)	(48.921)
=	PRE-TAX RESULT		(10.086)	(49.006)
(+/-)	Tax expense		—	—
=	NET RESULT FOR THE YEAR		(10.086)	(49.006)

The accompanying notes one to eleven are an integral part of the financial statements.

REPSOL INTERNATIONAL CAPITAL LIMITED

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

	Thousand of Euros	Current period	Previous period
		31/12/2009	31/12/2008
A)	NET RESULT FOR THE YEAR	(10.086)	(49.006)
B)	Income and expenses charged directly to Equity	—	—
C)	Transfers to the Profit and Loss account	3.501	3.546
1	Due to valuation of financial instruments:	—	—
	a) Available for sale financial assets	—	—
	b) Other income / (expenses)	—	—
2	Cash flow Hedges	3.501	3.546
3	Other comprehensive income	—	—
	TOTAL COMPREHENSIVE INCOME (A+B+C)	(6.585)	(45.460)

The accompanying notes one to eleven are an integral part of the financial statements.

REPSOL INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

		Equity			Revaluation Changes	Total
		Common Stock	Reserves	Net Profit (Loss)
	CURRENT PERIOD
December 31, 2008		656	(210.465)	(49.006)	(43.465)	(302.300)
I.	Comprehensive income (loss)	—	—	(6.585)	—	(6.585)
II.	Capital transactions with owners	346.401	—	—	—	346.401
III.	Other changes in Shareholder’s Equity	—	(49.006)	45.505	3.501	—
	Appropriation of net result	—	(49.006)	49.006	—	—
	Other changes	—	—	(3.501)	3.501	—
December 31, 2009		347.057	(259.471)	(10.086)	(39.984)	37.516

		Equity			Revaluation Changes	Total
		Common Stock	Reserves	Net Profit (Loss)
	PREVIOUS PERIOD
December 31, 2007		656	(246.166)	35.701	(47.031)	(256.840)
I.	Comprehensive income (loss)	—	—	(45.460)	—	(45.460)
II.	Capital transactions with owners	—	—	—	—	—
III.	Other changes in Shareholder’s Equity	—	35.701	(39.247)	3.546	—
	Appropriation of net result	—	35.701	(35.701)	—	—
	Other changes	—	—	(3.546)	3.546	—
December 31, 2008		656	(210.465)	(49.006)	(43.485)	(302.300)

The accompanying notes one to eleven are an integral part of the financial statements.

v

REPSOL INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Thousands of Euros	Current Period	Previous Period
		12/31/2009	12/31/2008
A)	Cash flow from operating activities (1+2+3+4)	12.644	5.502
1	Net profit (loss)	(10.086)	(49.006)
2	Adjustments to the result	40.965	56.882
	(+) Amortization of fixed assets	—	—
	(+/-) Other adjustments to the result	40.965	56.882
	Unrealized fair value changes	—	—
	Amortization of revaluation reserve	3.501	3.546
	Amortization of issuance costs	22.000	22.000
	Unrealized foreign exchange	(2.739)	28.456
	Interest income from affiliates companies	(138.982)	(181.048)
	Dividends on Preference Shares	157.185	163.928
3	Changes in working capital	—	—
4	Other cash flows from operating activities:	(18.235)	(2.374)
	(-) Interest payments	(157.189)	(183.821)
	(+) Interest collections	139.135	181.052
	(+/-) Other inflows / (outflows) from operating activities	(181)	395
B)	Cash flow from investing activities	(359.034)	164.502
1	1. Payment of investments	(359.034)	—
	(-) Loans to affiliates	(359.034)	—
2	2. Proceeds from investments	—	164.502
	(+) Loans to affiliates	—	31.792
	(+) Other financial assets	—	132.710
C)	Cash flow from financing activities	346.401	(170.080)
	Capital increase	346.401	—
	Proceeds (payments) from financial instruments	—	(170.080)
D)	Effects of exchange rate changes on the balance of cash held in foreign currencies	—	—
E)	Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	11	(76)
F)	Cash and cash equivalents, beginning of year	5	81
G)	Cash and cash equivalents, end of year (E+F)	16	6

The accompanying notes one to eleven are an integral part of the financial statements.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Note 1: Company Description

Repsol International Capital Limited (the “Company”), formerly N.W.J.P.S.C. Limited, was incorporated on August 14, 1989, under the laws of the Cayman Islands. All the ordinary shares of the Company are owned directly by Repsol International Finance B.V., (“The Parent”) a limited liability company organized under the laws of The Netherlands, all the ordinary shares of which are owned by Repsol YPF, S.A., a limited liability company organized under the laws of Spain. Repsol YPF, S.A. is an integrated oil and gas company engaged in all aspects of the petroleum business.

The sole business of the Company is to issue preference shares in various markets and advance the net proceeds to various non-Spanish members of the Repsol YPF Group (the “Group”). The Company engages in no activities other than those related to the borrowing and lending of such funds.

The Company’s registered office is located at Cayside, 2nd floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands (P.O. Box 30592).

On November 20, 2009 an increase capital of 518,000,000 Ordinary Shares of a par value each of US$1 was completed, in which Repsol International Finance B.V. subscribed all shares through a cash contribution of USD 518,000,000 (Euros 346,401,000).

As of December 31, 2009, the capital stock of the Company consisted of 518,900,000 ordinary shares of US$1 par value each, fully subscribed by Repsol International Finance B.V.

Note 2: Basis Of Presentation and Accounting Principles

a) Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards.

The accompanying financial statements were prepared from the Company’s accounting records as of December 31, 2009.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

b) Accounting principles

The main accounting principles applied in preparing the accompanying financial statements are summarized as follows:

1. Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

2. Derivative financial instruments

For the year ended December 31, 2009, the only outstanding derivative instrument was the collar which is accounted for as a fair value hedge. The Company records the gain or loss from re-measuring the hedging instrument at fair value under the caption “Unrealized fair value changes” in the accompanying statement of comprehensive income. Also, the gain or loss on hedged items attributable to the hedged risk will adjust the carrying amount of the hedged items and be taken to income under the caption “Unrealized fair value changes” in the accompanying statement of comprehensive income. This applies even if the hedged item is otherwise measured at cost. Recognition of the gain or loss attributable to the hedged risk in the statement of comprehensive income would also apply if the hedged items were available-for-sale financial assets.

3. Equity

Liabilities vs. equity classification

Financial instruments are classified as liabilities or equity in accordance with the substance of the respective contractual arrangement on initial recognition.

Interest, dividends, gains and profits relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity (see Note 7).

4. Preference shares

The preference shares issued by the Company are classified as financial liabilities because of the obligation to pay dividends if the issuer reports a distributable profit. Consequently the preference dividend is being classified as a finance cost. Transaction costs directly related to the issuance of the preference shares are deducted from the amount of debt originally recognized, and they are subsequently amortized through the income statement over the life of the financial instrument.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

5. Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset.

6. Foreign Currency transactions

The Company translates its foreign currency transactions into its reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. At year-end, the amounts payable or receivable in foreign currencies are translated to Euros at the official exchange rate on the last business day of the year, and the resulting gains or profits are recognized in profit or loss in the year in which they arise.

7. Income Taxes

No income tax is levied on corporations in the Cayman Islands and, therefore, no income tax provision has been reflected in the accompanying financial statements.

Note 3: Cash and Cash Equivalents

The caption “Cash and cash equivalents” refers mainly to short-term deposits kept with financial institutions.

Note 4: Loans to Affiliates

As of December 31, 1997, the proceeds from the issuance of the Series A Preference Shares were loaned to Repsol Netherlands Finance B.V., a limited liability company organized under the laws of The Netherlands.

The loan granted by the Company to Repsol Netherlands Finance B.V. in 1997, bears interest at the annual rate floor of 6.44% and 6.44%, respectively, payable on the same date as the dividend on the Series A Preference Shares. The accrued interest income from this loan, as of December 31, 2009, and December 31, 2008, amounted to €32,041,000 and €30,665,000, respectively.

The proceeds from Series B and Series C Preference Shares issuance were also loaned to Repsol Netherlands Finance B.V. in May 2001 and in December 2001, respectively. These loans accrue interest income at a floating rate floor of Euribor plus a margin never less than 1.3612%. Accrued interest income as of December 31, 2009, and December 31, 2008, amounted to €106,941,000 and €150,383,000, respectively.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Note 5: Payable to Affiliates

The caption “Payable to affiliates” refers to the balance of a current account with companies within the Repsol YPF group.

Note 6: Derivative Financial Instruments

The Company has entered into the following derivative financial instruments:

(i)	In May 2001, the Company entered into a collar with a notional amount of € 1,000 million linked to the Series B Preference Shares issued on that date (see Note 7). The main characteristics of this collar are as follows:

•

The Company sold a right by virtue of which it would pay 3-month Euribor and receive 7% on the aforementioned notional amount with quarterly settlement periods beginning on June 30, 2001, the first maturity being on October 1, 2001, and the last on June 30, 2011.

•

The Company acquired a right by virtue of which it would pay 3-month Euribor and receive 4% on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

As a result of this zero-cost collar structure together with the economic terms of Series B of the Preferred Shares, including the collar implicit on this issuance, the final cost to be assumed by the Company, as a consequence of the preferred issuance and the collars inside and outside of it, will be for the first ten years a floating rate of 3-month Euribor flat. However, from the eleventh year on the rate will be a floating rate of 3-month Euribor plus 3.5% to be paid by the Company.

(ii)	In April 2002, the Company entered into a collar with a notional amount of €1,000 million relating to the €2,000 million Series C Preference Shares issued in December 2001 (see Note 7). The characteristics of this collar are as follows:

•

The Company sold a right by virtue of which it would pay 3-month Euribor and receive 7% on the aforementioned notional amount with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 31, 2011.

•

The Company acquired a right by virtue of which it would pay 3-month Euribor and receive 4% on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

As a result of this zero-cost collar structure, covering only half of the notional amount of Series C Preferred Shares together with the economic terms, including the collar implicit on this issuance, the final cost to be assumed by the Company as a consequence of the preferred issuance and the collars inside and outside of it, will be:

•

for half of the notional amount of the issue €1,000 million, the one that has the collar aforementioned outside of the issuance, during the first ten years, a floating rate of 3-month Euribor flat. From the eleventh year, the rate will be a floating rate 3-month Euribor plus 3.5% to be paid by the Company.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

•

for the other half of the issue €1,000 million, the one that has no collar outside of the issuance, during the first ten years, a floating rate of 3-month Euribor flat always between 4% and 7%, as minimum and maximum cost to be paid by the Company. From the eleventh year the rate will be a floating rate 3-month Euribor plus 3.5% to be paid by the Company.

The collars are recorded at fair value (2009 - €83,612,000, 2008 - €64,194,000) as a non-current asset as of December 31, 2009 with changes in its fair value during the year recorded in the income statement under the caption “Unrealized fair value changes” in the accompanying financial statements.

The fair value of the collar is estimated by a combination of a put and a call option on interest rates using the Black’s model.

The caption in the Statement of Financial Position “Revaluation Reserve” (2009 - €39,984,000, 2008 - €43,485,000) refers to a swap that during the first quarter of 2007 failed the effectiveness test and accordingly the Company proceeded with its discontinuance starting December 31 2006. The cumulative loss deferred in equity continues to be separately recognized in equity an amortized as the financial instrument matures.

The Company’s principal financial instruments not carried at fair value are cash and cash equivalents, trade receivables, other current assets and trade and other payables. The carrying amount of cash and cash equivalents approximates their fair value due to the short-term maturity of these financial instruments. Similarly, the historical cost carrying amounts of receivables and payables, which are all subject to normal trade credit terms, approximate their fair values.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Note 7: Preference Shares

Series A

In October 1997, the Company issued 29,000,000 Non-cumulative Guaranteed Nonvoting Preference Shares, each of US$25 par value, for US$725,000,000 (the “Series A Preference Shares”). Dividend on each Series A Preference Share was fixed at a rate per annum equal to 7.45%, accruing from the date of the original issuance, and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1997.

Dividends are payable only to the extent that the Distributable Profits of Repsol YPF, S.A. for the preceding fiscal year are sufficient to cover the payment of dividends on the Series A Preference Shares, together with any dividends previously paid in the current fiscal year and any dividends proposed to be paid during the current calendar quarter, on either the Series A Preference Shares or any other preference shares of Repsol YPF or any affiliate ranking pari passu with the Series A Preference Shares. Holders of the Series A Preference Shares will have no other right to participate in any profits of the Company.

The Series A Preference Shares are redeemable, at the option of the Company, in whole or in part, from time to time on or after October 21, 2002, at US$25 per share, plus accrued and unpaid dividends for the then-current quarterly dividend period to the date fixed for redemption.

In the event of liquidation, the holders of Series A Preference Shares will be entitled to receive out of the assets of the Company, before any distribution to holders of ordinary shares, a liquidation preference of US$25 for each share, plus accrued and unpaid dividends for the then-current dividend period to the date of payment.

The payment of dividends and payments upon redemption, as well as any distribution upon liquidation of the Company, are unconditionally guaranteed by Repsol YPF, S.A.

Series B

On March 26, 2001, the Board of Directors resolved to issue and sell bearer preference shares with an aggregate liquidation preference of up to €1,000,000,000, referred to as the Series B Preference Shares, to be guaranteed by Repsol YPF, S.A.

In May 2001, the Company issued 1,000,000 Non-cumulative Guaranteed Non-voting Preference Shares, each of €1,000 par value, for €1,000,000,000 (the “Series B Preference Shares”). The dividend on each Series B Preference Share will be a floating rate per annum equal to three month Euribor with a cap of 7% and a floor of 4% for the first 10 years, and for the following years three month Euribor plus a margin equal to 3.5%. The dividend will be accrued from the date of the original issuance, and payable quarterly in arrears on March 31, June 30, September 30 and December 31, of each year, commencing on June 30, 2001.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Dividends are payable only to the extent that the Distributable Profits of Repsol YPF S.A. for the preceding fiscal year are sufficient to cover the payment of dividends on the Series B Preference Shares, together with any dividends previously paid in the current fiscal year and any dividends proposed to be paid during the current calendar quarter on either the Series B Preference Shares or any other preference shares of Repsol YPF or any affiliate ranking pari passu with the Series B Preference Shares. Holders of the Series B Preference Shares will have no other right to participate in any profits of the Company.

The Series B Preference Shares are redeemable, at the option of the Company, in whole or in part, from time to time on or after May 11, 2011 at €1,000 per share, plus accrued and unpaid dividends for the then-current quarterly dividend period to the date fixed for redemption.

The payment of dividends and payments upon redemption, as well as any distribution upon liquidation of the Company, are unconditionally guaranteed by Repsol YPF, S.A.

Series C

In December 2001, the Company issued 2,000,000 Non-cumulative Guaranteed Non-voting Preference Shares, each of €1,000 par value, for €2,000,000,000 (the “Series C Preference Shares”). The dividend on each Series C Preference Share will be a floating rate per annum equal to three month Euribor with a cap of 7% and a floor of 4% for the first 10 years and for the following years three month Euribor plus a margin equal to 3.5%. The dividend will be accrued from the date of the original issuance, and payable quarterly in arrears on March 31, June 30, September 30 and December 31, of each year.

Dividends are payable only to the extent that the Distributable Profits of Repsol YPF S.A. for the preceding fiscal year are sufficient to cover the payment of dividends on the Series C Preference Shares, together with any dividends previously paid in the current fiscal year and any dividends proposed to be paid during the current calendar quarter on either the Series C Preference Shares or any other preference shares of Repsol YPF or any affiliate ranking pari passu with the Series C Preference Shares. Holders of the Series C Preference Shares will have no other right to participate in any profits of the Company.

The Series C Preference Shares are redeemable, at the option of the Company, in whole or in part, from time to time on or after December 21, 2011, at € 1,000 per share plus accrued and unpaid dividends for the then-current quarterly dividend period to the date fixed for redemption.

The payment of dividends and payments upon redemption, as well as any distribution upon liquidation of the Company, are unconditionally guaranteed by Repsol YPF, S.A.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Issuance Costs

Transaction costs directly related to the issuance of debt instruments are deducted from the amount of debt originally recognized, and they are subsequently amortized through the income statement over the life of the instrument using the effective interest method For such purposes transaction costs are amortized over five years for Series A, and ten years for Series B and C.

Transaction costs related to the issuance of the Series A Preference Shares, as of December 31, 2002, have been completely amortized, so that the amount in the accompanying statement of financial position, regarding this issuance, is the reimbursement value of these preference shares.

Note 8: Exchange gains and losses

The amount registered as exchange gain in the accompanying income statement is composed as follows:

	Thousands of Euros
	2009	2008
Realized exchange gain	4	3
Revaluation exchange gain	17,683	26,723

Total exchange gain	17,687	26,726

The amount recorded as exchange loss in the accompanying income statement is composed as follows:

	Thousands of Euros
	2009	2008
Realized exchange loss	1	28,459
Revaluation exchange loss	14,944	—

Total exchange loss	14,945	28,459

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Note 9: Payment of Dividends

Pursuant to the classification of the Preference Shares as a financial liability the dividends paid to the holders of these Preference Shares are recorded as a financial expense.

During 2009 and 2008, the Company’s Board of Directors declared the following dividends on each of Series A, B and C Preference Shares to holders:

Series	Date of payment	Dividend per share %	2009		2008
			Effective rate per share %	Total Amount	Effective rate per share %	Total Amount
A	Quarterly at March 31, June 30, September 30, and December 31.	7.45% annual	7.45% annual	€38,865,000	7.45% annual	€36,987,000
B	Quarterly at March 31, June 30, September 30, and December 31.	Floating rate	4.59% annual (floor)	€39,440,000	5.55% annual (floor)	€48,980,000
C	Quarterly at March 31, June 30, September 30, and December 31.	Floating rate	4.72% annual (floor)	€78,880,000	5.67% annual (floor)	€97,960,000

				€157,185,000		€183,927,000

The effective rate per share includes the dividend accrued during the year and the amortization of the Preference Shares’ issuance costs for such year.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Note 10: Financial Risk Management

The Company identifies, evaluates and hedges financial risks in close co-operation with its Parent Company’s Financial Risk Department

The Parent Company’s Financial Risk Department, with the aim to promote best practices, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.

The Company’s activities expose it primarily to the market risks of changes in foreign currency exchange rates and interest rates. Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Currency risk

Exposures to currency risk arise from the Series A Preference Shares which are denominated in US Dollars, a currency other than its functional currency. The Company hedges this risk by granting to Repsol Netherlands Finance B.V. a US Dollar denominated loan that largely offsets the exposure. Dividends payable on Series A match the cash flows generated by the US Dollar denominated loan granted to Repsol Netherlands Finance B.V., this provides an economic hedge and no further hedging activity is undertaken.

Foreign currency denominated financial assets and liabilities, translated into Euros at the closing rate are as follows:

	Thousands of Euros
	2009	2008
US Dollar denominated loan to affiliate company	502,959	488,593
Preference shares - Series A	(503,366)	(520,946)

Net exposure	(407)	(32,353)

A 10 percent strengthening of the Euro against the US dollar at 31 December would increase equity and profit or loss by EUR 37,000 in 2009 and EUR 2,941,000 in 2008 as a result of foreign exchange gains/losses on translation of US Dollar denominated financial assets and liabilities. This analysis assumes that all other variables, in particular interest rates, remain constant A 10 percent weakening of the Euro against the US Dollar would decrease equity and profit or loss by EUR 45,000 in 2009 and EUR 3,595,000 in 2008.

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Interest rate risk

The Company is exposed to changes in market interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rates both in the Preference Shares and the loan granted to Repsol Netherlands Finance B.V. This is achieved by the use of interest rate swap contracts and collars.

The Company uses a Value at Risk (VaR) model and a sensibility analysis to measure the impact of the market risk relating to its financial instruments.

At 31 December 2009, if interest had been 50 basis points higher all along the yield curve with all other variables held constant, profit for the year would have been EUR 4,992,000 higher. At 31 December 2008 with the movement in interest rates profit and equity would have been EUR 3,342,000 higher mainly as a result of the revaluation of the fair value of the swap.

Note 11 Statutory and Supervisory Board

The Staturory Directors do not receive any remuneration. The Company does not have supervisory directors.

The Hague, The Netherlands,

February 18, 2010

STATUTORY DIRECTORS:

Benjamin Booker

Rafael Guerrero Mendoza

José María Pérez Garrido

Javier Sanz Cedrón

11

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Interest rate risk

The Company is exposed to changes in market interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rates both in the Preference Shares and the loan granted to Repsol Netherlands Finance B.V. This is achieved by the use of interest rate swap contracts and collars.

The Company uses a Value at Risk (VaR) model and a sensibility analysis to measure the impact of the market risk relating to its financial instruments.

At 31 December 2009, if interest had been 50 basis points higher all along the yield curve with all other variables held constant, profit for the year would have been EUR 4,992,000 higher. At 31 December 2008 with the movement in interest rates profit and equity would have been EUR 3,342,000 higher mainly as a result of the revaluation of the fair value of the swap.

Note 11 Statutory and Supervisory Board

The Staturory Directors do not receive any remuneration. The Company does not have supervisory directors.

The Hague, The Netherlands,

February 18, 2010

STATUTORY DIRECTORS:

Benjamin Booker

Rafael Guerrero Mendoza

José María Pérez Garrido

Javier Sanz Cedrón

11

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Interest rate risk

The Company is exposed to changes in market interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rates both in the Preference Shares and the loan granted to Repsol Netherlands Finance B.V. This is achieved by the use of interest rate swap contracts and collars.

The Company uses a Value at Risk (VaR) model and a sensibility analysis to measure the impact of the market risk relating to its financial instruments.

At 31 December 2009, if interest had been 50 basis points higher all along the yield curve with all other variables held constant, profit for the year would have been EUR 4,992,000 higher. At 31 December 2008 with the movement in interest rates profit and equity would have been EUR 3,342,000 higher mainly as a result of the revaluation of the fair value of the swap.

Note 11 Statutory and Supervisory Board

The Staturory Directors do not receive any remuneration. The Company does not have supervisory directors.

The Hague, The Netherlands,

February 18, 2010

STATUTORY DIRECTORS:

Benjamin Booker

Rafael Guerrero Mendoza

José María Pérez Garrido

Javier Sanz Cedron

11

REPSOL INTERNATIONAL CAPITAL LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Euros)

Interest rate risk

The Company is exposed to changes in market interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rates both in the Preference Shares and the loan granted to Repsol Netherlands Finance B.V. This is achieved by the use of interest rate swap contracts and collars.

The Company uses a Value at Risk (VaR) model and a sensibility analysis to measure the impact of the market risk relating to its financial instruments.

At 31 December 2009, if interest had been 50 basis points higher all along the yield curve with all other variables held constant, profit for the year would have been EUR 4,992,000 higher. At 31 December 2008 with the movement in interest rates profit and equity would have been EUR 3,342,000 higher mainly as a result of the revaluation of the fair value of the swap.

Note 11 Statutory and Supervisory Board

The Staturory Directors do not receive any remuneration. The Company does not have supervisory directors.

The Hague, The Netherlands,

February 18, 2010

STATUTORY DIRECTORS:

Benjamin Booker

Rafael Guerrero Mendoza

José María Pérez Garrido

Javier Sanz Cedrón

REPSOL INTERNATIONAL CAPITAL Limited.

Management Report – Annual Report 2009

1.	General comments and results

1.1	The sole business of Repsol International Capital Limited is to issue preference shares in various markets and advance the net proceeds to various non-Spanish members of the Repsol YPF Group. The Company engages in no activities other than those related to the borrowing and lending of such funds.

1.2	The net loss for the year ended 31 December 2009 was EUR 10.1 million compared with a net loss of EUR 49 million for the year ended 31 December 2008. During 2009 the differential between the interest income that yields on the loan granted to Repsol Netherlands Finance B.V. and the dividends expense for the Preference Shares improved which accounts for most of the Company’s earnings increase in 2009. The evolution of the exchange rate between the Euro and the US dollar had a positive impact of EUR 4.5 million.

1.3	On November 20, 2009 the Company increased its capital through a cash contribution of USD 518,000,000 (Euros 346,401,000). The purpose of the capital increase was to further strengthen shareholder’s equity. The proceeds from the capital increase were loaned to Repsol Netherlands Finance B.V.

1.4	No significant changes are expected in the foreseeable future.

2.	Events after Balance Sheet date

There have been no significant events after the balance sheet date.

3.	Main activities performed during 2009

•	Tenants of Preference Share A received a dividend of USD 54.2 million (EUR 38.9).

•	Tenants of Preference Share B received a dividend of EUR 39.4 million.

•	Tenants of Preference Share C received a dividend of EUR 79.9 million.

•

During 2009 Repsol International Capital Ltd. continued to grant loans to Repsol Netherlands Finance BV. As per 31.12.2009 the amount granted to RNF arrived to EUR 3,501 million of which EUR 2,998 million were denominated in Euros at an interest rate of 3.02% and EUR 503 million were denominated at USD at an interest rate of 6.44%

4.	Financial risk management

4.1	The Company’s activities expose it primarily to the market risks of changes in foreign currency exchange rates and interest rates. Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.

4.2	The Group’s Corporate Risk function provides services to manage the financial risk relating to the Company’s operations. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

4.3	Note 10 of the annual accounts provides a detailed description of the nature and extent of risk arising from the financial instruments to which the entity is exposed at the reporting date. The disclosure includes a sensitivity analysis in order for the users of the financial statements to evaluate the risks.

5.	Research and development activities

Repsol International Capital Ltd has not carried out any research and development activities during 2009.

6.	Operations with treasury shares

Repsol International Capital Ltd has not carried out any treasury shares operations in 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 14th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer